EDWARD R. DAMIANO

Department of Biomedical Engineering, Boston University
44 Cummington Mall, Boston, MA 02215
phone: (617) 353-9493, fax: (617) 358-2835, email: edamiano@bu.edu

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EDUCATION —

Ph.D. Applied Mechanics, Rensselaer Polytechnic Institute, Troy, NY, December 1993

M.S. Mechanical Engineering, Washington University, St. Louis, MO, May 1989

B.S. Biomedical Engineering, Rensselaer Polytechnic Institute, Troy, NY, August 1987

EXPERIENCE —

October 2015 – present	**Beta Bionics, Inc.** *President and CEO*	Boston, MA
February 2015 – present	**Boston University** *Professor*	Boston, MA Department of Biomedical Engineering
September 2004 – February 2015	**Boston University** *Associate Professor*	Boston, MA Department of Biomedical Engineering
March 1998 – August 2004	**University of Illinois at Urbana-Champaign** *Assistant Professor*	Urbana, IL Bioengineering Program
August 1997 – August 2004	**University of Illinois at Urbana-Champaign** *Assistant Professor*	Urbana, IL Department of Mechanical and Industrial Engineering
November 1994 – August 1997	**University of Virginia** *Postdoctoral Fellow*	Charlottesville, VA Department of Biomedical Engineering
March 1994 – September 1994	**University of Utah** *Postdoctoral Research Associate*	Salt Lake City, UT Department of Bioengineering
September 1990 – December 1993	**Rensselaer Polytechnic Institute** *Teaching Assistant* Mathematical Sciences and Mechanical Engineering Departments	Troy, NY
July 1989 – August 1990	**Arthur D. Little, Inc.** *Engineering Consultant* Environmental, Health and Safety Practice	Cambridge, MA

ACADEMIC ADMINISTRATIVE POSITIONS —

September 2007 – May 2011	**Boston University** *Director, NIH QBP Training Grant*	Boston, MA Department of Biomedical Engineering
September 2005 – September 2010	**Boston University** *Director, BME Graduate Admissions*	Boston, MA Department of Biomedical Engineering
September 2004 – May 2009	**Boston University** *Director, Computational Simulation Facility*	Boston, MA Department of Biomedical Engineering

JOURNAL PUBLICATIONS —

RUSSELL, S.J., HILLARD, M.A., BALLIRO, C., MAGYAR, K.L., SELAGAMSETTY, R., SINHA, M., GRENNAN, K., MONDESIR, D., EHKLASPOUR, L., ZHENG, H., DAMIANO, E.R., EL-KHATIB, F.H. (2016) Day and night glycemic control with a bionic pancreas versus conventional insulin pump therapys in pre-adolescent children with type 1 diabetes: A randomized cross-over trial. *Lancet Diabetes Endocrinol.* **4**, 233–243.

RUSSELL, S.J., EL-KHATIB, F.H., SINHA, M., MAGYAR, K.L., MCKEON, K., GOERGEN, L.G., BALLIRO, C., HILLARD, M., NATHAN, D.M. & DAMIANO, E.R. (2014) Outpatient glycemic control in type 1 diabetes with a bionic pancreas. *N. Engl. J. Med.* **371**, 313–325.

EL-KHATIB, F.H., RUSSELL, S.J., MAGYAR, K.L., SINHA, M., MCKEON, K., NATHAN, D.M. & DAMIANO, E.R. (2014) Autonomous and continuous adaptation of a bihormonal bionic endocrine pancreas in adults and adolescents with type 1 diabetes. *J. Clin. Endocrinol. Metab.* **99**, 1701–1711.

DAMIANO, E.R., MCKEON, K., EL-KHATIB, F.H., ZHENG, H., NATHAN, D.M. & RUSSELL, S.J. (2014) A comparative effectiveness analysis of three continuous glucose monitors: The Navigator, G4 Platinum, and Enlite. *J. Diabetes Sci. Technol.* **8**, 699–708.

SAVERY, M.D., JIANG, J., PARK, P.W. & DAMIANO, E.R. (2013) The endothelial glycocalyx in sydecan-1 deficient mice. *Microvas. Res.* **87**, 83–91.

DAMIANO, E.R., EL-KHATIB, F.H., ZHENG, H., NATHAN D.M. & RUSSELL, S.J. (2013) A comparative effectiveness analysis of three continuous glucose monitors. *Diabetes Care* **36**, 251–259.

RUSSELL, S.J., EL-KHATIB, F.H., NATHAN, D.M., MAGYAR, K.L., JIANG, J. & DAMIANO, E.R. (2012) Blood glucose control in type 1 diabetes with a bihormonal bionic endocrine pancreas. *Diabetes Care* **35**, 2148–2155.

RICHTER, V., SAVERY, M.D., GASSMANN, M., BAUM, O., DAMIANO, E.R. & PRIES, A.R. (2011) Excessive erythrocytosis compromises the blood–endothelium interface in erythropoietin-overexpressing mice. *J. Physiol.* **589**, 5181–5192.

RUSSELL, S.J., EL-KHATIB, F.H., NATHAN, D.M. & DAMIANO, E.R. (2010) Efficacy determinants of subcutaneous microdose glucagon during closed-loop control. *J. Diabetes Sci. Technol.* **4**, 1288–1304.

EL-KHATIB, F.H., RUSSELL, S.J., NATHAN, D.M., SUTHERLIN, R.G. & DAMIANO, E.R. (2010) A bihormonal closed-loop artificial pancreas for type 1 diabetes. *Science Trans. Med.* **2**, 27ra27.

POTTER, D.R., JIANG, J. & DAMIANO, E.R. (2009) The recovery time course of the endothelial-cell glycocalyx *in vivo* and its implications *in vitro*. *Circ. Res.* **104**, 1318–1325 (invited manuscript).

EL-KHATIB, F.H., JIANG, J. & DAMIANO, E.R. (2009) A feasibility study of bihormonal closed-loop blood-glucose control using dual subcutaneous infusion of insulin and glucagon in ambulatory diabetic swine. *J. Diabetes Sci. Technol.* **3**, 789–803 (invited manuscript).

SAVERY, M.D. & DAMIANO, E.R. (2008) The endothelial glycocalyx is hydrodynamically relevant in arterioles throughout the cardiac cycle. *Biophys. J.* **95**, 1439–1447.

ROY, B.C. & DAMIANO, E.R. (2008) On the motion of a porous sphere in a Stokes flow parallel to a planar confining boundary. *J. Fluid Mech.* **606**, 75–104.

POTTER, D.R. & DAMIANO, E.R. (2008) The hydrodynamically relevent endothelial-cell glycocalyx observed *in vivo* is absent *in vitro*. *Circ. Res.* **102**, 770–776.

EL-KHATIB, F.H., JIANG, J., GERRITY, R.G. & DAMIANO, E.R. (2007) Pharmacodynamics and stability of subcutaneously infused glucagon in a type 1 diabetic swine model *in vivo*. *Diabetes Technol. Ther.* **9**, 135–144.

EL-KHATIB, F.H., JIANG, J. & DAMIANO, E.R. (2007) Adaptive closed-loop control provides blood-glucose regulation using dual subcutaneous insulin and glucagon infusion in diabetic swine. *J. Diabetes Sci. Technol.* **1**, 181–192 (invited manuscript).

DAMIANO, E.R. & STACE, T.M. (2005) Flow and deformation of the capillary glycocalyx in the wake of a leukocyte. *Phys. Fluids* **17**, 031509-1–031509-17 (invited paper for special section on Biofluid Mechanics).

LONG, D.S., SMITH, M.L., PRIES, A.R., LEY, K. & DAMIANO, E.R. (2004) Microviscometry reveals reduced blood viscosity and altered shear rate and shear stress profiles in microvessels after hemodilution. *Proc. Natl. Acad. Sci. USA* **101**, 10060–10065.

DAMIANO, E.R., LONG, D.S. & SMITH, M.L. (2004) Estimation of viscosity profiles using velocimetry data from parallel flows of linearly viscous fluids: Application to microvascular hemodynamics. *J. Fluid Mech.* **512**, 1–19.

DAMIANO, E.R., LONG, D.S., EL-KHATIB, F.H. & STACE, T.M. (2004) On the motion of a sphere in a Stokes flow parallel to a Brinkman half space. *J. Fluid Mech.* **500**, 75–101.

SMITH, M.L., LONG, D.S., DAMIANO, E.R. & LEY, K. (2003) Near-wall μ-PIV reveals a hydrodynamically relevant endothelial surface layer in venules *in vivo*. *Biophys. J.* **85**, 637–645.

EL-KHATIB, F.H. & DAMIANO, E.R. (2003) Linear and nonlinear analyses of pulsatile blood flow in a cylindrical tube. *Biorheology* **40**, 503–522.

DAMIANO, E.R. & STACE, T.M. (2002) A mechano-electrochemical model of radial deformation of the capillary glycocalyx. *Biophys. J.* **82**, 1153–1175.

STACE, T.M. & DAMIANO, E.R. (2001) An electrochemical model of the transport of charged molecules through the capillary glycocalyx. *Biophys. J.* **80**, 1670–1690.

DAMIANO, E.R. (1999) A poroelastic continuum model of the cupula partition and the response dynamics of the vestibular semicircular canal. *J. Biomech. Eng.* **121**, 449–461.

DAMIANO, E.R. (1998) The effect of the endothelial-cell glycocalyx on the motion of red blood cells through capillaries. *Microvasc. Res.* **55**, 77–91.

DAMIANO, E.R., DULING, B.R., LEY, K. & SKALAK, T.C. (1996) Axisymmetric pressure-driven flow of rigid pellets through a cylindrical tube lined with a deformable porous wall layer. *J. Fluid Mech.* **314**, 163–189.

DAMIANO, E.R. & RABBITT, R.D. (1996) A singular perturbation model of fluid dynamics in the vestibular semicircular canal and ampulla. *J. Fluid Mech.* **307**, 333–372.

DAMIANO, E.R., WESTHEIDER, J., TÖZEREN, A. & LEY, K. (1996) Variation in the velocity, deformation, and adhesion energy density of leukocytes rolling within venules. *Circ. Res.* **79**, 1122–1130.

RABBITT, R.D. & DAMIANO, E.R. (1992) A hydroelastic model of the macromechanics in the endolymphatic vestibular canal. *J. Fluid Mech.* **238**, 337–369.

INVITED BOOK CHAPTERS & REVIEWS —

WEINBAUM, S., TARBELL, J. M. & DAMIANO, E. R. (2007) The structure and function of the endothelial glycocalyx layer. *Ann. Rev. Biomed. Eng.* **9**, 121–167.

RABBITT, R. D., DAMIANO, E. R. & GRANT, J. W. (2004) Biomechanics of the semicircular canals and otolith organs. In *Springer Handbook of Auditory Research, Volume 19: The Vestibular System.* (eds. S. M. Highstein, R. R. Fay & A. N. Popper), pp. 153–201, Springer, New York.

EDITORIAL COVERAGE —

BROWN, L. & EDELMAN, E. R. (2010) Optimal control of blood glucose: The diabetic patient or the machine? *Science Trans. Med.* **2**, 27ps18. Editorial covering El-Khatib *et al.* (2010).

BARAKAT, A. I. (2008) Dragging along: The glycocalyx and vascular endothelial cell mechanotransduction. *Circ. Res.* **102**, 747–748. Editorial covering Potter & Damiano (2008).

ISSUED PATENTS —

DAMIANO, E.R. & EL-KHATIB, F.H. (2005) Fully automated control system for type 1 diabetes. International PCT application # PCT/US2006/018620 (Priority date: May 13, 2005; PCT filed May 15, 2006).

PENDING PCT APPLICATIONS —

EL-KHATIB, F.H. RUSSELL, S.J. & DAMIANO, E.R. (2015) Glucose control system with automatic adaptation of glucose target. Provisional application (Priority date: August 7, 2015).

RAMEY, K, EL-KHATIB, F.H. & DAMIANO, E.R. (2015) Infusion system including multiple medicament infusion port. Provisional application (Priority date: July 8, 2015).

EL-KHATIB, F.H. & DAMIANO, E.R. (2014) Offline glucose level control based on preceding periods of online glucose level control. Provisional application # 61/933,996 (Priority date: January 31, 2014).

RAMEY, K., DAMIANO, E.R. & EL-KHATIB, F.H. (2013) Device for bridging infusion sources with sites of infusion in a multi-channel infusion system. Provisional application # 61/895,279 (Priority date: October 24, 2013).

RAMEY, K., DAMIANO, E.R. & EL-KHATIB, F.H. (2013) An infusion set for infusing two or more medicaments via an array of multiple catheters or cannulas. Provisional application # 61/895,288 (Priority date: October 24, 2013).

RAMEY, K., DAMIANO, E.R. & EL-KHATIB, F.H. (2013) Manifold for the transfer of medicaments from different vials without mischanneling. Provisional application # 61/932,835 (Priority date: October 24, 2013).

EL-KHATIB, F.H., DAMIANO, E.R. & RUSSELL, S.J. (2010) Blood glucose control system. International PCT application # PCT/US2011/58688 (Priority date: October 31, 2010; PCT filed October 31, 2011).

US FDA INVESTIGATIONAL DEVICE EXEMPTIONS —

- *A Study Testing Static and Dynamic Glucose Target Settings in Our Bionic Pancreas.* (2015) Investigational Device Exemption Application #G150142, approved July 29, 2015 by the US Food and Drug Administration. Indications for use: Intended to provide autonomous control of blood glucose in

adult subjects with type 1 diabetes in an outpatient setting using subcutaneous infusion of insulin and glucagon. Sponsor: E.R. Damiano (prepared by F.H. El-Khatib).

- *The Bionic Pancreas System.* (2015) Investigational Device Exemption Application #G150130, approved July 10, 2015 by the US Food and Drug Administration. Indications for use: Intended to provide autonomous control of blood glucose in adult subjects with type 1 diabetes in an outpatient setting using subcutaneous infusion of insulin and glucagon. Sponsor: E.R. Damiano (prepared by F.H. El-Khatib).

- *The Bionic Pancreas System.* (2014) Investigational Device Exemption Application #G140045, approved April 23, 2014 by the US Food and Drug Administration. Indications for use: Intended to provide autonomous control of blood glucose in adult subjects with type 1 diabetes in an outpatient setting using subcutaneous infusion of insulin and glucagon. Sponsor: E.R. Damiano (prepared by F.H. El-Khatib).

- *Testing a Wearable Bionic Endocrine Pancreas in the Diabetes Camp Setting.* (2013) Investigational Device Exemption Application #G130065, approved April 8, 2013 by the US Food and Drug Administration. Indications for use: Intended to provide autonomous control of blood glucose in adolescent subjects with type 1 diabetes in an outpatient setting using subcutaneous infusion of insulin and glucagon. Sponsor: E.R. Damiano (prepared by F.H. El-Khatib). Supplemental application #G130065/S003, approved April 18, 2014, extended IDE #G130065 to pre-adolescent subjects with type 1 diabetes.

- *A Wearable Closed-Loop Glucose Control System.* (2012) Investigational Device Exemption Application #G120255, approved November 30, 2012 by the US Food and Drug Administration. Indications for use: Intended to provide autonomous control of blood glucose in adult subjects with type 1 diabetes in an outpatient setting using subcutaneous infusion of insulin and glucagon. Sponsor: E.R. Damiano (prepared by F.H. El-Khatib).

- *An Inpatient Closed-Loop Glucose Control System.* (2012) Investigational Device Exemption Application #G120259, approved November 30, 2012 by the US Food and Drug Administration. Indications for use: Intended to provide automated control of blood glucose in pediatric and adult subjects with type 1 diabetes using subcutaneous infusion of either insulin only or insulin and glucagon. Sponsor: E.R. Damiano (prepared by F.H. El-Khatib).

- *A Closed-Loop Glucose Control System for Type 1 Diabetes.* (2010) Investigational Device Exemption Application #G100062, approved April 30, 2010 by the US Food and Drug Administration. Indications for use: Intended to provide autonomous control of blood glucose in pediatric and adult subjects with type 1 diabetes using subcutaneous infusion of insulin and glucagon. Sponsor: E.R. Damiano (prepared by F.H. El-Khatib).

- *Closed-Loop Glucose Control for Automated Management of Type 1 Diabetes.* (2008) Investigational Device Exemption Application #G080012, approved February 21, 2008 by the US Food and Drug Administration. Indications for use: Intended to provide automated control of blood glucose in adult subjects with type 1 diabetes using subcutaneous infusion of insulin and glucagon. Sponsor: E.R. Damiano (prepared by F.H. El-Khatib).

GRANTS RECEIVED —

- *Final clinical studies for submission of a pre-market approval application to the FDA for a bionic pancreas that automates type 1 diabetes management.* (2015–16) National Institutes of Health (NIDDK, UC4 DK108612, PI: E.R. Damiano), $1,498,323.

- *Administrative Supplement to: A multicenter outpatient trial of a bihormonal bionic pancreas.* (2015–16) National Institutes of Health (NIDDK, DP3 DK101084, PI: E.R. Damiano), $257,000.

- *An outpatient feasibility study of an insulin-only bionic pancreas for type 1 diabetes.* (2015–16) Leona M. and Harry B. Helmsley Charitable Trust (Research Grant, PI: E.R. Damiano), $775,061.

- *The Set-point Study: Evaluating Effects of Changing Glucose Target on Bionic Pancreas Performance.* (2015–16) Leona M. and Harry B. Helmsley Charitable Trust (Research Grant, PI: S.J. Russell, subcontract PI: E.R. Damiano), $364,428 (subcontract).

- *Testing a bionic pancreas in an outpatient study in preadolescent children with type 1 diabetes at the Clara Barton/Joslin Camps.* (2014) Leona M. and Harry B. Helmsley Charitable Trust (Research Grant, PI: E.R. Damiano), $743,230.

- *A multicenter outpatient trial of a bihormonal bionic pancreas.* (2013–15) National Institutes of Health (NIDDK, DP3 DK101084, PI: E.R. Damiano), $2,880,000.

- *Testing a bihormonal bionic pancreas in an outpatient study in children with type 1 diabetes at the Clara Barton/Joslin Camps.* (2013) Leona M. and Harry B. Helmsley Charitable Trust (Research Grant, PI: E.R. Damiano), $694,210.

- *Transitional studies of a bionic pancreas for out-patient diabetes management.* (2013–16) National Institutes of Health (NIDDK, R01 DK097657, PI: E.R. Damiano), $2,455,122.

- *Clinical trials of a closed-loop control system for type 1 diabetes management.* (2009–13) National Institutes of Health (NIDDK, R01 DK085633, PI: E.R. Damiano), $2,046,225.

- *Subcutaneous continuous glucose monitoring and intravenous dosing of insulin and dextrose for automated glycemic control in the in-patient setting: A clinical trial in the MGH CRC.* (2011–2012) Wallace H. Coulter Translational Partners Grant (PI: E.R. Damiano), $100,000.

- *In-patient trials of automated glucose control in children with type 1 diabetes.* (2010–2011) Leona M. and Harry B. Helmsley Charitable Trust (Research Grant, PI: E.R. Damiano), $1,026,694.

- *Selecting insulin analogs for closed-loop control using multiplex pharmacokinetic profiling.* (2010–2012) Leona M. and Harry B. Helmsley Charitable Trust (Research Grant, PI: S.J. Russell, subcontract PI: E.R. Damiano), $38,639 (subcontract).

- *Development and preclinical testing of a closed-loop control system for in-patient blood-glucose regulation.* (2010–2011) Wallace H. Coulter Translational Partners Grant (PI: E.R. Damiano), $100,000.

- *Closed-loop glucose control for automated management of type 1 diabetes.* (2007–2011) Juvenile Diabetes Research Foundation (Clinical Investigations Research Grant, PI: E.R. Damiano), $1,942,156.

- *Development and preclinical testing of a closed-loop control system for blood-glucose regulation in the ICU.* (2009–2010) Wallace H. Coulter Translational Partners Grant (PI: E.R. Damiano), $100,000.

- *Investigations into the vasoprotective role of combined insulin and free-radical scavenger therapies in the treatment of diabetes.* (2008–09) Dean's Catalyst Award, Boston University (PI: E.R. Damiano), $10,000.

- *Bridge funding for BU/MGH closed-loop control trial.* (2008–2009) Wallace H. Coulter Translational Partners Grant (PI: E.R. Damiano), $35,000.

- *Closed-loop blood-glucose regulation in type 1 diabetes: A clinical trial.* (2007) Wallace H. Coulter Translational Partners Grant (PI: E.R. Damiano), $50,000.

- *Automated hemodynamic analysis in microvessels using μ-particle image velocimetry.* (2006–09) National Institutes of Health (NHLBI, R21 HL082870, PI: E.R. Damiano), $437,544.

- *Micro-viscometric studies of the ESL in microvessels.* (2004–09) National Institutes of Health (NHLBI, R01 HL076499, PI: E.R. Damiano), $1,141,315.

- *Engineering a robust fully automated closed-loop control unit for glucose regulation in type 1 diabetes.* (2006–07) Wallace H. Coulter Translational Partners Grant (PI: E.R. Damiano), $100,000.

- *The mechano-electrochemical behavior of the capillary glycocalyx.* (2001–07) National Science Foundation CAREER Award (BES-0093985, PI: E.R. Damiano), $375,000.

- *The development of a semi-empirical basis to study microhemofluidics in post-capillary venules.* (2003–04) Whitaker Foundation Transitional Funding Award (TF-02-0024, PI: E.R. Damiano), $80,000.

- *The role of the capillary glycocalyx in microvascular permeability, rheology, and exchange.* (1999–2002) Whitaker Foundation Biomedical Engineering Research Grant (RG-98-0524, PI: E.R. Damiano), $210,000.

- *The application of mixture theory to some fluid–structure interaction problems arising in biomechanics.* (1998–99) UIUC Campus Research Board (PI: E.R. Damiano), $16,000.

- *The role of the glycocalyx in microvascular rheology.* (1996–98) National Institutes of Health, Individual National Research Service Award (HL-09501, PI: E.R. Damiano, Sponsors: T.C. Skalak & B.R. Duling), $58,500.

GIFTS RECEIVED —

Total Raised (since November 2011): $1,676,721
GO BIONIC Challenge (from July 1, 2014–December 31, 2014): $1,229,455

- *Gift from The Appleby Foundation.* February 2015, $25,000.

- *Various gifts ≤ $5,000.* July 2014–December 2014, $217,691.

- *Gift from Adam Hess.* December 2014, $10,000.

- *Gift from The Frederick Banting Foundation.* December 2014, $300,000.

- *Gift from Kirk Ramey.* December 2014, $80,000.

- *Gift from The Brian and Joelle Kelly Family Foundation (Courtesy of Brian Kelly).* December 2014, $25,000.

- *Gift from Horace W. Goldsmith Foundation (Courtesy of Chuck Slaughter).* December 2014, $200,000.

- *Gift from Madden Charities (Courtesy of John Madden).* December 2014, $50,000.

- *Gift from The Walter Foundation (Courtesy of Bob Walter).* October 2014, $20,000.

- *Gift from William Kleh.* October 2014, $10,000.

- *Gift from Todd Abbrecht.* October 2014, $20,000.

- *Gift from Jeff Greenacre.* September 2014, $45,000.

- *Gift from The Thomas J. Long Foundation (Courtesy of Jill Rapier).* September 2014, $100,000.

- *Gift from Len Ely.* September 2014, $6,540.

- *Gift from The Clarie Friedlander Family Foundation (Courtesy of Peter Klein).* August 2014, $20,000.

- *Gift from The Indian River Community Foundation (Courtesy of Phillip and Stephanie Lambert).* August 2014, $35,000.

- *Gift from Jeff Greenacre.* August 2014, $25,000.

- *Gift from Todd Abbrecht.* August 2014, $20,000.

- *Gift from Janice and Bill Grigsby.* July 2014, $5,225.

- *Gift from Tom Cronin.* July 2014, $15,000.

- *Gift from The National Christian Foundation (Courtesy of Loren and Michael Gordon).* March 2014, $25,000.

- *Gift from Joyce and Steve Tadler.* February 2014, $50,000.

- *Various gifts ≤ $5,000.* November 2013–June 2014, $19,554.

- *Gift from Joyce and Steve Tadler.* October 2013, $50,000.

- *Various gifts ≤ $5,000.* February–October 2013, $8,935.

- *Gift from the W. W. Whitlock Foundation.* February 2013, $10,000.

- *Gift from The Frederick Banting Foundation.* January 2013, $125,000.

- *Various gifts ≤ $5,000.* December 2012–January 2013, $1,790.

- *Gift from The Frederick Banting Foundation.* September 2012, $63,000.
- *Gift from The Frederick Banting Foundation.* April 2012, $50,000.
- *Gift from Ralph Faber.* January 2012, $35,000.
- *Various gifts ≤ $5,000.* November 2011, $5,975.
- *Gift from Deborah and Frank Pine.* November 2011, $10,000.

HONORS AND AWARDS —

- Elected to the American Institute for Medical and Biological Engineering College of Fellows, 2015
- Artificial Pancreas Research Award, Diabetes Technology Society, 2014
- Named to the 2014 "HealthLeaders 20," HealthLeaders Media, 2014
- Selected to deliver the 2014 University Lecture, Boston University, 2014
- Selected to deliver the 2014 Kleh Distinguished Lecture, Boston University London Centre, 2014
- Finalist in the inaugural "Invented Here" event, Museum of Science, Boston, MA, 2011
- CAREER Award, National Science Foundation, 2001–07
- Named to "Incomplete List of Teachers Ranked Excellent by their Students," University of Illinois, 2001
- Individual National Research Service Award, National Institutes of Health, 1996–98
- Cardiovascular Research Center Fellowship, University of Virginia, 1995–96
- Poster Award, Second World Congress of Biomechanics, 1994

PROPOSAL AND PANEL REVIEW —

Panel member for National Institutes of Health, 2013 NIDDK Workshop on Research Supported by the Special Statutory Funding Program for Type 1 Diabetes Research, June 2013.

Ad hoc reviewer for National Institutes of Health, IMPACT study section, June 2011.

Ad hoc reviewer for National Institutes of Health, EMNR-K study section: Translational Studies in Diabetes, Obesity & Endocrinology, November 2011.

Ad hoc reviewer for National Institutes of Health, Pilot and Feasibility Clinical Research Grants in Diabetes, Endocrine and Metabolic Diseases (R21), November 2011.

Ad hoc reviewer for National Science Foundation, U.S. Civilian Research and Development Foundation.

NSF CAREER Panel, Nano and Bio Mechanics of Materials Program, Civil and Mechanical System Division, Engineering Directorate, National Science Foundation, Washington, D.C., November 2005.

Biofluids Panel, Office of Biological and Physical Research, National Aeronautics and Space Administration, Washington, D.C., March 2003.

Biofluids Panel, Office of Biological and Physical Research, National Aeronautics and Space Administration, Washington, D.C., August 2001.

MANUSCRIPT REVIEW —

American Journal of Physiology: Heart and Circulatory Physiology; Anesthesiology; Annals of Biomedical Engineering; Biophysical Journal; Biorheology; Cardiovascular Research; Circulation; Circulation Research; Diabetes; Diabetes Care; Diabetes Technology and Therapeutics; IEEE Transactions on Biomedical Engineering; Journal of Biomechanical Engineering; Journal of Biomechanics; Journal of Fluid Mechanics; Journal of the Society for Industrial and Applied Mathematics; Journal of Thrombosis and Haemostasis; Journal of Vestibular Research; Microcirculation; Microvascular Research; New England Journal of Medicine; Physics in Medicine and Biology; Physics of Fluids; Proceedings of the National Academy of Sciences (USA); Science Translational Medicine

EDITORIAL CONTRIBUTIONS —

Co-Editor of special symposium issue entitled, "Glucagon: Physiology and Pharmacotherapy", with Co-Editors J.R. Castle, S.J. Russell, W.K. Ward, in *Journal of Diabetes Science and Technology*, Volume 4, Issue 6, November 2010.

CHAIRED SESSIONS AT SCIENTIFIC MEETINGS —

Vascular Sessions, "Microvascular Glycocalyx and Molecular Fluid–Structure Interaction", Co-Chair with T.W. Secomb, at *Fifth World Congress of Biomechanics*, Munich, Germany, June 2006.

Vascular Sessions, "Biomechanics of the Endothelial Surface Layer in the Microcirculation", Co-Chair with T.W. Secomb, at *ASME Summer Bioengineering Conference*, Key Biscayne, FL, June 2003.

Soft Tissue Mechanics Sessions, "Soft Tissues of the Head and Neck", Co-Chair with J. Wayne, at *ASME Summer Bioengineering Conference*, Sun River, OR, June 1997.

COMMITTEE ASSIGNMENTS —

- Member, University Lecture Committee, Office of the Provost, Boston University, 2015–present
- Member, Graduate Committee, Biomedical Engineering Department, Boston University, 2011–present
- Chair, Graduate Admissions Committee, Biomedical Engineering Department, Boston University, 2005–2010
- Member, Search Committee for the Director of the Animal Care Program, Office of the Provost, Boston University, 2009–2010
- Member, Biomedical Engineering Executive Committee, Biomedical Engineering Department, Boston University, 2005–09
- Member, Biomedical Engineering Chair Search Committee, College of Engineering, Boston University, 2007–08
- Member, Faculty Search Committee, Biomedical Engineering Department, Boston University, 2007–08
- Member, Mechanical Engineering Chair Search Committee, College of Engineering, Boston University, 2006–07
- Member, Faculty Search Committee, Biomedical Engineering Department, Boston University, 2006–07
- Chair, Faculty Search Committee, Biomedical Engineering Department, Boston University, 2005–06
- Member, Graduate Admissions Committee, Biomedical Engineering Department, Boston University, 2004–05
- Member, Undergraduate Programs Committee, Mechanical and Industrial Engineering Department, University of Illinois at Urbana-Champaign, 1997–2000

TEACHING HISTORY —

- Boston University – Continuum Mechanics for Biomedical Engineers (AM/BE 521, graduate); Numerical Methods and Modeling in Biomedical Engineering (BE 703, graduate); Biomedical Transport Phenomena (BE 736, graduate); Fundamentals of Fluid Mechanics (BE 436)
- University of Illinois at Urbana-Champaign – Introduction to Biomechanics and Biofluid Dynamics (ME 393, graduate); Fluid Mechanics of Convective Heat Transfer (ME 308, graduate); Introductory Gas Dynamics (ME 211); Senior Mechanical Engineering Design Project (ME 280)
- Rensselaer Polytechnic Institute – Statics and Dynamics; Strength of Materials; Calculus and Analytic Geometry; Introductory Vector Calculus

GRADUATE-STUDENT PLACEMENT —

POTTER, D. R. Postdoctoral Research Associate, Department of Physiology, University of Maastricht

EL-KHATIB, F. H. Senior Research Associate, Department of Biomedical Engineering, Boston University

STACE,T. M. Senior Lecturer, School of Mathematics and Physics, University of Queensland, Queensland, Australia

LONG, D. S. Lecturer, Department of Engineering Science and the Auckland Bioengineering Institute, University of Auckland, Auckland, New Zealand

GRADUATE-STUDENT AND POSTDOCTORAL ADVISING —

Senior Research Scientists and Research Associates —

SELAGAMSETTY, R., RAMEY, K., MCKEON, K., EL-KHATIB, F. H., JIANG, J.

Postdoctoral Advising —

ROY, B. C., EL-KHATIB, F. H.

Theses and Ph.D. Dissertations Accepted —

SAVERY, M. D. (2011) Ph.D. Dissertation: Quantitative analysis of the hydrodynamic integrity of the microvascular glycocalyx in healthy and transgenic mice.

POTTER, D. R. (2009) Ph.D. Dissertation: A comparison of the hydrodynamically relevant endothelial glycocalyx *in vivo* and *in vitro* using microparticle image velocimetry.

EL-KHATIB, F. H. (2005) Ph.D. Dissertation: System identification and adaptive closed-loop glucose control in a type 1 diabetic swine model.

LONG, D. S. (2004) Ph.D. Dissertation: Theoretical and experimental investigations of microvascular hemodynamics *in vivo* using micro-particle image velocimetry.

EL-KHATIB, F. H. (2001) M.S. Thesis: A non-Newtonian model of pulsatile blood flow in a cylindrical tube. M.S. thesis, University of Illinois at Urbana-Champaign, Urbana, Illinois.

STACE, T. M. (1999) Honors Thesis: An electrochemical model of the diffusion of charged molecules through the capillary glycocalyx. Honours thesis, University of Western Australia, Perth, Australia. *Awarded "Year 2000 Malcolm Baron Imperial College Prize for best engineering honours thesis in any discipline of engineering" by the Imperial College Alumni Association, Perth.*

Doctoral Committee Member —

Shamit Shrivastava (Biomedical Engineering, Boston University); Alon Singer (Biomedical Engineering, Boston University); James G. Truslow (Biomedical Engineering, Boston University); Jesse Lock (Biomedical Engineering, Boston University); Michele D. Savery (Biomedical Engineering, Boston University); Catherine Calabro (Biomedical Engineering, Boston University); Prashant Bansal (Biomedical Engineering, Boston University); Michele D. Savery (Biomedical Engineering, Boston University); Daniel R. Potter (Molecular Biology, Cell Biology, Biochemistry Program, Boston University); Andrew Golden (Biomedical Engineering, Boston University); Steven Meyers (Biomedical Engineering, Boston University); Wynter J. Duncanson (Biomedical Engineering, Boston University); Kenneth Halvorsen (Biomedical Engineering, Boston University); Kenneth Chrobak (Biomedical Engineering, Boston University); Min Tang (Biomedical Engineering, Boston University); Firas H. El-Khatib (Mechanical and Industrial Engineering, University of Illinois at Urbana-Champaign); Dmitri O. Pushkin (Theoretical and Applied Mechanics, University of Illinois at Urbana-Champaign); David S. Long (Mechanical and Industrial Engineering, University of Illinois at Urbana-Champaign)

Masters Committee Member —

Abhishek Jain (Biomedical Engineering, Boston University); Tatiana Laivins (Biomedical Engineering, Boston University); Alex Stetsyuk (Biomedical Engineering, Boston University); Deanna Behrens (Mechanical and Industrial Engineering, University of Illinois at Urbana-Champaign)

OUTREACH ACTIVITIES —

DAMIANO, E. R. Mathematical solutions for the biomedical sciences. *Nashoba Regional High School*, Bolton, Massachusetts, May 2015.

DAMIANO, E. R. Mathematical solutions for the biomedical sciences. *Nashoba Regional High School*, Bolton, Massachusetts, May 2014.

DAMIANO, E. R. Mathematical solutions for the biomedical sciences. *Nashoba Regional High School*, Bolton, Massachusetts, May 2013.

DAMIANO, E. R. Mathematical solutions for the biomedical sciences. *Nashoba Regional High School*, Bolton, Massachusetts, May 2012.

DAMIANO, E. R. Mathematical solutions for the biomedical sciences. *Nashoba Regional High School*, Bolton, Massachusetts, May 2011.

DAMIANO, E. R. Mathematical solutions for the biomedical sciences. *Nashoba Regional High School*, Bolton, Massachusetts, May 2010.

DAMIANO, E. R. An academic research career in the biomedical sciences. *Acton-Boxborough Regional High School Career Breakfast*, Acton, Massachusetts, December 2009.

DAMIANO, E. R. An academic research career in the biomedical sciences. *Acton-Boxborough Regional High School Career Breakfast*, Acton, Massachusetts, March 2008.

SOCIETY AFFILIATIONS —

American Diabetes Association (ADA); Biomedical Engineering Society (BMES); Microcirculatory Society (MCS)

INVITED SEMINARS —

DAMIANO, E. R. The bionic pancreas. *Practical Aspects of Diabetes Care 5th Annual Symposium, Winthrop University Hospital*, Mineola, New York, May 2015.

DAMIANO, E. R. The bionic pancreas. *2015 Diabetes Summit, GTCbio*, Boston, Massachusetts, April 2015.

DAMIANO, E. R. The bionic pancreas. *Boston University ENG 50th Celebration*, New York, New York, April 2015.

DAMIANO, E. R. The bionic pancreas. *2015 AROC Keynote Lecture, The New Jersey Association of Osteopathic Physicians and Surgeons (NJAOPS)*, Atlantic City, New Jersey, April 2015.

DAMIANO, E. R. The bionic pancreas. *2015 Bay Area Diabetes Summit*, Palo Alto, California, March 2015.

DAMIANO, E. R. The bionic pancreas. *1st Annual Type 1 Diabetes Summit Keynote Speaker, Maine P-PODS*, Portland, Maine, February 2015.

DAMIANO, E. R. Bionic pancreas update: Outpatient trials, user features, safety concerns & risk mitigation. *DiabetesMine DData Exchange*, Palo Alto, California, November 2014.

DAMIANO, E. R. A bionic pancreas for type 1 diabetes: The long-awaited alternative to the ever-elusive cure. *The University Lecture, Boston University*, Boston, Massachusetts, November 2014.

DAMIANO, E. R. Until there is a cure for type 1 diabetes ... there is the bionic pancreas. *The Kleh Family Foundation Distinguished Lecture Series, Boston University London Centre*, London, UK, October 2014.

DAMIANO, E. R. Until there is a cure for type 1 diabetes ... there is the bionic pancreas. *Boston University College of Engineering 50th Anniversary Alumni Gala Event*, Boston, Massachusetts, September 2014.

DAMIANO, E. R. Until there is a cure for type 1 diabetes ... there is the bionic pancreas. *Boston University Board of Trustees Luncheon*, Boston, Massachusetts, September 2014.

DAMIANO, E. R. The bionic pancreas. *ACA Implementation: The Impact on the Patient with Diabetes Policy Summit*, Washington, DC, September 2014.

DAMIANO, E. R. Making diabetes management disappear: A bionic pancreas for one and all. *American Diabetes Association Step-Out Breakfast*, Worcester, Massachusetts, July 2014.

DAMIANO, E. R. (with S. J. Russell) Outpatient glycemic control in type 1 diabetes with a bihormonal bionic pancreas. *Grand Rounds Presentation, Eli Lilly and Company*, Indianapolis, Indiana, June 2014.

DAMIANO, E. R. Making diabetes management disappear: A bionic pancreas for one and all. *Clara Barton Center Annual Event*, Charlton, Massachusetts, May 2014.

DAMIANO, E. R. Making diabetes management disappear: A bionic pancreas for one and all. *American Association of Diabetes Educators*, Framingham, Massachusetts, May 2014.

DAMIANO, E. R. Making diabetes management disappear: A bionic pancreas for one and all. *American Diabetes Association Step-Out Breakfast*, Worcester, Massachusetts, April 2014.

DAMIANO, E. R. Making diabetes management disappear: A bionic pancreas for one and all. *Boston University College of Engineering West Coast Alumni Event*, Palo Alto, California, January 2014.

DAMIANO, E. R. Redefining the landscape of diabetes management: A bionic pancreas for one and all. *Second Annual Carb DM Event*, Palo Alto, California, November 2013.

DAMIANO, E. R. Redefining the landscape of diabetes management: A bionic pancreas for one and all. *Translational Medicine Interest Group, Brown University Medical School*, Providence, Rhode Island, October 2013.

DAMIANO, E. R. Redefining the landscape of diabetes management: A bionic pancreas for one and all. *Endocrine Grand Rounds, Boston University Medical Center*, Boston, Massachusetts, September 2013.

DAMIANO, E. R. Redefining the landscape of diabetes management: A bionic pancreas for one and all. *Diabetes Day, Greenville Health System*, Greenville, South Carolina, September 2013.

DAMIANO, E.R. (with S. J. Russell) Redefining the landscape of diabetes management: A bionic pancreas for one and all. *NIDDK Teleconference with Senator Joe Donnely*, Toronto, Canada, September 2013.

DAMIANO, E. R. The coming of age of the bionic pancreas. *The Best Diabetes Conference, Charles H. Best Diabetes Centre*, Toronto, Canada, June 2013.

DAMIANO, E. R. The coming of age of the bionic pancreas. *JDRF South Jersey Chapter Annual Meeting*, Marlton, New Jersey, may 2013.

DAMIANO, E. R. This is the dawning of the age of the bionic endocrine pancreas. *Inaugural Joslin Symposium: Challenges and Opportunities in Type 1 Diabetes Research*, Boston, Massachusetts, May 2013.

DAMIANO, E. R. Preliminary results of a bihormonal bionic pancreas in an out-patient setting: The Beacon Hill Study. *Second Annual Manning Symposium*, Charlottesville, Virginia, April 2013.

DAMIANO, E. R. This is the dawning of the age of the bionic endocrine pancreas. *Third Diabetes Summit, GTCbio*, Boston, Massachusetts, April 2013.

DAMIANO, E. R. Preliminary results of a bihormonal bionic pancreas in an out-patient setting: The Beacon Hill Study. *FDA/NIH/JDRF Public Workshop – "Workshop on Innovation Towards an Artificial Pancreas,"* Bethesda, Maryland, April 2013.

DAMIANO, E. R. The coming of age of the bionic endocrine pancreas. *Translational Medicine Interest Group, Brown University Medical School*, Providence, Rhode Island, January 2013.

DAMIANO, E. R. The coming of age of the bionic endocrine pancreas. *Endocrine Grand Rounds, Brigham and Women's Hospital/Children's Hospital*, Boston, Massachusetts, November 2012.

DAMIANO, E. R. Bringing autonomous glucose control systems to the hospital and out-patient settings. *Department of Mechanical and Aerospace Engineering, Princeton University*, Princeton, New Jersey, October 2012.

DAMIANO, E. R. (with S. J. Russell) Automated glucose control in type 1 diabetes using a bihormonal bionic pancreas. *Biodel Investors' Meeting*, New York, New York, October 2012.

DAMIANO, E. R. The coming of age of the bionic endocrine pancreas. *Anesthesia Grand Rounds, Boston University School of Medicine*, Boston, Massachusetts, September 2012.

DAMIANO, E. R. (with S. J. Russell) Outpatient glycemic control in type 1 diabetes with a bihormonal bionic pancreas. *Eli Lilly and Company*, Indianapolis, Indiana, June 2012.

DAMIANO, E. R. This is the dawning of the age of the bionic endocrine pancreas. *JDRF Capitol Chapter Annual Meeting*, Washington, DC, June 2012.

DAMIANO, E. R. Bringing autonomous glucose control systems to the hospital and out-patient settings. *Center for Information and Systems Engineering (CISE) Symposium, Boston University*, Boston, Massachusetts, May 2012.

DAMIANO, E. R. This is the dawning of the age of the bionic endocrine pancreas. *JDRF New England Chapter, 13th Annual Spring Research Briefing and Reception*, Newton, Massachusetts, April 2012.

DAMIANO, E. R. The glycocalyx in sickness and in health, . . . until death us do part. *Harvard/MIT Vascular Biology Seminar Series, Harvard Medical School*, Boston, Massachusetts, March 2012.

DAMIANO, E. R. On the road to a bionic endocrine pancreas. *2011 JDRF Bay State Branch Annual Meeting and Awards Ceremony*, Bethesda, MD, June 2011.

DAMIANO, E. R. On the road to a bionic endocrine pancreas. *American Institute for Medical and Biological Engineering's 20th Annual Event*, Washington, DC, February 2011.

DAMIANO, E. R. On the road to a bionic endocrine pancreas. *JDRF Type 1 Diabetes Research Summit*, Bethesda, MD, January 2011.

DAMIANO, E. R. Clinical testing of a prosthetic endocrine pancreas: A staged approach for moving from CRC to outpatient studies. *FDA Public Workshop – "Innovations in Technology for the Treatment of Diabetes: Clinical Development of the Artificial Pancreas (an Autonomous System),"* Bethesda, Maryland, November 2010.

DAMIANO, E. R. On the road to a prosthetic endocrine pancreas. *Pediatrics Grand Rounds, Boston University School of Medicine*, Boston, Massachusetts, May 2010.

DAMIANO, E. R. (with S. J. Russell) Closed-loop blood-glucose control for type 1 diabetes and critical illness. *Endocrine Grand Rounds, University of Massachusetts Medical School*, Worcester, Massachusetts, May 2010.

DAMIANO, E. R. On the road to an artificial endocrine pancreas. *First Annual Translational Research Symposium, sponsored by the Boston University Clinical and Translational Science Institute (CTSI)*, Boston, Massachusetts, April 2010.

DAMIANO, E. R. Pre-clincal and clinical studies of bihormonal closed-loop blood-glucose control for type 1 diabetes. *Biostatistics Center, Massachusetts General Hospital*, Boston, Massachusetts, December 2009.

DAMIANO, E. R. Closing in on closed-loop control. *JDRF – Canadian Chapter Annual Meeting*, Toronto, Canada, September 2009.

DAMIANO, E. R. The role of the endothelial glycocalyx in cardiovascular health and disease. *Center for Engineering in Medicine, Shriners Hospitals for Children*, Boston, Massachusetts, December 2008.

DAMIANO, E. R. Closed-loop studies using insulin and glucagon. *FDA/NIH/JDRF Workshop, "Towards An Artificial Pancreas,"* , Bethesda, Maryland, July 2008.

DAMIANO, E. R. Closing in on closed-loop control. *JDRF – New England Chapter Annual Meeting*, Worcester, Massachusetts, June 2008.

DAMIANO, E. R. Closing in on closed-loop control. *JDRF – North Central Connecticut Chapter Annual Meeting*, Hartford, Connecticut, June 2008.

DAMIANO, E. R. The role of the endothelial glycocalyx in cardiovascular health and disease. *Vascular Biology*

and Therapeutics Program, Yale University, New Haven, Connecticut, April 2008.

DAMIANO, E. R. Closing in on closed-loop control. *MicroCHIPS, Inc.*, Bedford, Massachusetts, September 2007.

DAMIANO, E. R. Closing in on closed-loop control. *Endocrine Grand Rounds, University of Massachusetts Medical School*, Worcester, Massachusetts, June 2007.

DAMIANO, E. R. Analysis of the microfluidics near vascular endothelium in vivo and in vitro reveals inadequacies of the endothelial-cell culture model. *Division of Engineering, Brown University*, Providence, Rhode Island, April 2006.

DAMIANO, E. R. Automated adaptive blood-glucose control using dual subcutaneous insulin and glucagon infusion in diabetic swine. *Joslin Diabetes Center*, Boston, Massachusetts, April 2006.

DAMIANO, E. R. Analyzing particle image velocimetry data using kinematic viscometry: Application to microvascular hemodynamics. *Hatsopoulos Microfluids Laboratory, Massachusetts Institute of Technology*, Cambridge, Massachusetts, March 2005.

DAMIANO, E. R. Using micro-viscometry to extract physiologically relevant information from microvessels *in vivo. Department of Mechanical and Aerospace Engineering, Rutgers University*, Piscataway, New Jersey, November 2004.

DAMIANO, E. R. Using micro-viscometry to extract physiologically relevant information from microvessels *in vivo. Department of Biomedical Engineering, University of North Carolina at Chapel Hill*, Chapel Hill, North Carolina, May 2004.

DAMIANO, E. R. Extracting physiologically relevant information from microhemofluidic studies in microvessels *in vivo. Department of Biomedical Engineering, University of Minnesota*, Minneapolis, Minnesota, May 2004.

DAMIANO, E. R. Extracting physiologically relevant information from microhemofluidic studies in microvessels *in vivo. Department of Biomedical Engineering, Boston University*, Boston, Massachusetts, April 2004.

DAMIANO, E. R. Extracting physiologically relevant information from microhemofluidic studies in microvessels *in vivo. Department of Engineering Science and Mechanics, Virginia Polytechnic Institute and State University*, Blacksburg, Virginia, September 2003.

DAMIANO, E. R. Toward a new understanding of the interface between blood and the vascular endothelium. *Department of Biomedical Engineering, University of Virginia*, Charlottesville, Virginia, September 2003.

DAMIANO, E. R. Extracting physiologically relevant information from microhemofluidic studies in microvessels *in vivo. Department of Theoretical and Applied Mechanics, University of Illinois at Urbana-Champaign*, Urbana, Illinois, September 2003.

DAMIANO, E. R. Microhemofluidics in fuzzy-walled venules determined from intravital micro-particle image velocimetry. *Fluid, Thermal and Chemical Processes group, Division of Engineering, Brown University*, Providence, Rhode Island, April 2003.

DAMIANO, E. R. Microhemofluidics in fuzzy-walled venules determined from intravital micro-particle image velocimetry. *Department of Biomedical Engineering, Washington University*, St. Louis, Missouri, April 2003.

DAMIANO, E. R. Microhemofluidics in fuzzy-walled venules determined from intravital micro-particle image velocimetry. *Department of Bioengineering, Rice University*, Houston, Texas, March 2003.

DAMIANO, E. R. Microhemofluidic studies in post-capillary venules using intravital micro-particle image velocimetry. *Department of Bioengineering, University of Utah*, Salt Lake City, Utah, November 2002.

DAMIANO, E. R. Toward a new understanding of the interface between blood and the vascular endothelium. *Department of Bioengineering, University of California, San Diego*, La Jolla, California, March 2002.

DAMIANO, E. R. Toward a new understanding of the interface between blood and the vascular endothelium. *Center for Computational Medicine and Biology, The Johns Hopkins University*, Baltimore, Maryland, March 2002.

DAMIANO, E. R. Toward a new understanding of the interface between blood and the vascular endothelium. *Department of Bioengineering, Pennsylvania State University*, University Park, Pennsylvania, November 2001.

DAMIANO, E. R. Mechano-electrochemical dynamics of cell interactions with the extracellular matrix at the luminal surface of capillary endothelial cells. *Department of Mechanical and Industrial Engineering, University of Illinois at Urbana-Champaign*, Urbana, Illinois, February 2001.

DAMIANO, E. R. A mathematical model of red-cell motion through capillaries lined with an endothelial-cell glycocalyx. *Department of Mechanical Engineering/Biomedical Engineering Program, University of*

Rochester, Rochester, New York, April 1997.

Damiano, E. R. Fluid–structure interactions of blood with a macromolecular surface layer lining the capillary wall. *Department of Mechanical and Industrial Engineering, University of Illinois at Urbana-Champaign*, Urbana, Illinois, April 1997.

Damiano, E. R. Fluid–structure interactions of blood with a macromolecular surface layer lining the capillary wall. *Department of Biomedical Engineering, University of Michigan*, Ann Arbor, Michigan, April 1997.

Damiano, E. R. Fluid–structure interactions of blood with a macromolecular surface layer lining the capillary wall. *School of Mechanical Engineering, Purdue University*, West Lafayette, Indiana, March 1997.

Damiano, E. R. Fluid–structure interactions of blood with a macromolecular surface layer lining the capillary wall. *Department of Engineering Science and Mechanics, Virginia Polytechnic Institute and State University*, Blacksburg, Virginia, February 1997.

Damiano, E. R. Fluid–structure interactions in vestibular and microvascular biomechanics. *Department of Mechanical Engineering, State University of New York at Stony Brook*, Stony Brook, New York, May 1996.

Damiano, E. R. Three-dimensional fluid mechanics in the vestibular semicircular canals. *Department of Biomedical Engineering, University of Virginia*, Charlottesville, Virginia, January 1996.

Damiano, E. R. Three-dimensional fluid mechanics in the vestibular semicircular canals. *Department of Mechanical, Aeronautical and Nuclear Engineering, University of Virginia*, Charlottesville, Virginia, September 1994.

Damiano, E. R. A singular perturbation model of fluid dynamics in the vestibular canal. *Department of Mechanical Engineering, Washington University*, St. Louis, Missouri, January 1994.

Damiano, E. R. A singular perturbation model of fluid dynamics in the vestibular canal. *Department of Mechanical Engineering, University of Rochester*, Rochester, New York, October 1993.

ABSTRACTS & CONFERENCE PROCEEDINGS (* denotes invited) —

Damiano*, E.R. (2015) Opening plenary lecture: The bionic pancreas. 24th Annual and Scientific Clinical Congress of the American Association of Clinical Endocrinologist, Nashville, TN, May 14, 2015.

Damiano*, E. R. (2014) A bionic pancreas for type 1 diabetes: The long-awaited alternative to the ever-elusive cure. *Congress of Future Medical Leaders*, Washington, DC, November 14, 2014.

Damiano*, E. R. (2014) A bionic pancreas for type 1 diabetes: The long-awaited alternative to the ever-elusive cure. *Taking Control of Your Diabetes (TCOYD) 8th Annual National Conference*, San Diego, California, November 8, 2014.

Damiano*, E. R. (2014) Outpatient trials of a bionic pancreas in adults, adolescents and preadolescents. Fourteenth Annual Diabetes Technology Meeting, Bethesda, MD, November 7, 2014.

Damiano*, E. R. (2014) The bionic pancreas. 2014 Cardiometabolic Health Conference, Boston, Massachusetts, October 24, 2014.

Damiano*, E. R. (2014) A bionic pancreas for type 1 diabetes. 2014 BMES Fall Annual Meeting, Austin, Texas, October 23, 2014.

Damiano*, E. R. (2014) Making diabetes management disappear: A bionic pancreas for one and all. *The Best of the Best 2014, The Florida Endocrine Society*, Orlando, Florida, August 16, 2014.

Damiano*, E. R. (2014) Making diabetes management disappear: A bionic pancreas for one and all. *66th Clinical Endocrinology Update*, San Francisco, California, September 5, 2014.

Damiano*, E. R. (2014) Making diabetes management disappear: A bionic pancreas for one and all. *Practical Ways to Achieve Targets in Diabetes Care Conference*, Keystone, Colorado, July 18, 2014.

Damiano*, E. R. (2014) Making diabetes management disappear: A bionic pancreas for one and all. Friends for Life Conference and Expo, National Children with Diabetes Conference, Orlando, FL, July 3, 2014.

Damiano*, E. R. (2014) Making diabetes management disappear: A bionic pancreas for one and all. *T1D Fellows Conference*, Chicago, IL, June 20, 2014.

Russell, S.J., El-Khatib, F.H., Sinha, M., Magyar, K.L., McKeon, K., Goergen, L.G., Hillard, M., Nathan, D.M. & Damiano, E.R. (2014) Multiday outpatient glycemic control in adolescents with type 1 diabetes using a bihormonal bionic pancreas: The Barton Center Summer Camp Study. 74th Scientific Sessions of the American Diabetes Association, San Francisco, CA, June 15, 2014.

Damiano*, E. R. (2014) Making diabetes management disappear: A bionic pancreas for one and all. Students with Diabetes National Conference, Tampa, FL, June 7, 2014.

Damiano*, E. R. (2014) Outpatient tails of a bionic pancreas. 7th International Conference on Advanced Technologies & Treatments for Diabetes, Vienna, Austria, February 5–8, 2014.

DAMIANO*, E. R. (2014) 2013 Summer Camp Trial of a bihormonal bionic pancreas. 7th International Conference on Advanced Technologies & Treatments for Diabetes, Vienna, Austria, February 5–8, 2014.

DAMIANO*, E. R. (2013) Pathway to the bionic pancreas: Assessing sensor accuracy in a head-to-head-to-head study. 7th International Conference on Advanced Technologies & Treatments for Diabetes, Vienna, Austria, February 5–8, 2014.

DAMIANO*, E. R. (2013) Making diabetes management disappear: A bionic pancreas for one and all. Children with Diabetes Focus on Technology Conference, Cincinnati, OH, December 6–8, 2013.

DAMIANO*, E. R. (2013) The coming of age of the bionic pancreas. Friends for Life Conference and Expo, National Children with Diabetes Conference, Orlando, FL, July 9–14, 2013.

JIANG, J., McKEON, K. M., EL-KHATIB, F. H., PRESTRELSKI, S. J., SCOTT, N. L., NEWSWANGER, B. J., SLUSS, P., RUSSELL, S. J. & DAMIANO, E. R. (2013) Pharmacokinetics and pharmacodynamics of a chemically stable micro-dosed glucagon in a diabetic swine model of type 1 diabetes. 73rd Scientific Sessions of the American Diabetes Association, Chicago, IL, June 21–25, 2013.

RUSSELL, S. J., EL-KHATIB, F. H., ZHENG, H., NATHAN, D.M. & DAMIANO, E. R. (2013) A robustly adaptive bi-hormonal bionic pancreas for automated glucose control in children and adults. 73rd Scientific Sessions of the American Diabetes Association, Chicago, IL, June 21–25, 2013.

DAMIANO, E. R., EL-KHATIB, F. H., ZHENG, H., NATHAN, D.M. & RUSSELL, S. J. (2013) A comparative effectiveness analysis of three continuous glucose monitors. 73rd Scientific Sessions of the American Diabetes Association, Chicago, IL, June 21–25, 2013.

SINHA, M., EL-KHATIB, F. H., DAMIANO, E. R. & RUSSELL, S. J. (2013) Optimizing insulin PK to improve glucose control with a bionic pancreas. 73rd Scientific Sessions of the American Diabetes Association, Chicago, IL, June 21–25, 2013.

DAMIANO*, E. R. (2013) Pathway to the bionic pancreas. Children with Diabetes Friends for Life Canada: Toronto 2013 Conference, Toronto, Canada, March 8–10, 2013.

DAMIANO*, E. R. (2013) Pathway to the bionic pancreas. Children with Diabetes Focus on Technology Conference, Crystal City, VA, February 1–3, 2013.

DAMIANO*, E. R. (2012) Robustly adaptive closed-loop blood-glucose control in children and adults with type 1 diabetes using a bihormonal bionic pancreas. Twelfth Annual Diabetes Technology Meeting, Bethesda, MD, November 8–10, 2012.

DAMIANO*, E. R. (2012) This is the dawning of the age of the bionic endocrine pancreas. Friends for Life Conference and Expo, National Children with Diabetes Conference, Orlando, FL, July 3–8, 2012.

JIANG, J., EL-KHATIB, F. H., RUSSELL, S. J. & DAMIANO, E. R. (2012) Pre-clinical studies of an automated closed-loop blood-glucose control system for the hospital setting using interstitial continuous glucose monitoring and intravenous insulin and dextrose. 72nd Scientific Sessions of the American Diabetes Association, Philadelphia, PA, June 8–12, 2012.

RUSSELL, S. J., EL-KHATIB, F. H., MAGYAR, K.L., NATHAN, D.M., LEVITSKY, L., SHERRY, N. & DAMIANO, E. R. (2012) Automated management of blood glucose in children with type 1 diabetes using a bi-hormonal bionic pancreas. 72nd Scientific Sessions of the American Diabetes Association, Philadelphia, PA, June 8–12, 2012.

DAMIANO, E. R., EL-KHATIB, F. H., MAGYAR, K.L., NATHAN, D.M. & RUSSELL, S. J. (2012) A comparative analysis of three continuous glucose monitors: Not all are created equal. 72nd Scientific Sessions of the American Diabetes Association, Philadelphia, PA, June 8–12, 2012.

RICHTER, V., SAVERY, M.D., GASSMANN, M., BAUM, O., DAMIANO, E.R. & PRIES, A.R. (2012) Excessive erythrocytosis compromises the blood–endothelium interface in erythropoietin-overexpressing mice. Experimental Biology 2012, San Diego, CA, April 21–April 25, 2012.

RUSSELL, S.J., EL-KHATIB, F.H., MAGYAR, K.L., NATHAN, D.M. & DAMIANO, E. R. (2012) Automated closed-loop blood-glucose control for the hospital using interstitial continuous glucose monitoring and intravenous insulin and dextrose. 5th International Conference on Advanced Technologies & Treatments for Diabetes, Barcelona, Spain, February 8–11, 2012.

RUSSELL, S.J., NATHAN, D.M., EL-KHATIB, F.H. & DAMIANO, E. R. (2012) A comparative analysis of three continuous glucose monitors: Not all are created equal. 5th International Conference on Advanced Technologies & Treatments for Diabetes, Barcelona, Spain, February 8–11, 2012.

JIANG, J., EL-KHATIB, F. H., RUSSELL, S. J. & DAMIANO, E. R. (2012) Automated closed-loop blood-glucose control for the hospital using interstitial continuous glucose monitoring and intravenous insulin and dextrose. 5th International Conference on Advanced Technologies & Treatments for Diabetes, Barcelona, Spain, February 8–11, 2012.

SAVERY, M. D., JIANG, J. & DAMIANO, E. R. (2011) Preservation of the microvascular glycocalyx in chronic hyperglycemia. Proceedings of the 2011 BMES Annual Fall Meeting, Hartford, CT, October 12–15, 2011.

SAVERY, M. D., JIANG, J. & DAMIANO, E. R. (2011) Syndecan-1 is not an essential anchoring protein for the microvascular glycocalyx. Proceedings of the 2011 BMES Annual Fall Meeting, Hartford, CT, October 12–15, 2011.

DAMIANO*, E. R. (2011) Fully closed loop — Where do we stand? An update on our progress toward a bionic endocrine pancreas. 71st Scientific Sessions of the American Diabetes Association, San Diego, CA, June 24–28, 2011.

DAMIANO*, E. R. (2011) On the road to a bionic endocrine pancreas. AIMBE's 20th Annual Event, Washington, DC, February 20–22, 2011.

DAMIANO*, E. R. (2010) The importance of insulin pharmacokinetics in closed-loop control. Tenth Annual Diabetes Technology Meeting, Bethesda, MD, November 11–12, 2010.

RUSSELL*, S.J. & DAMIANO*, E. R. (2010) On the road to a prosthetic endocrine pancreas. Nature SciCafe, sponsored by the editorial offices of Nature Medicine and Nature Biotechnology, Boston, MA, October 7, 2010.

DAMIANO*, E. R. (2010) On the road to a prosthetic endocrine pancreas. Friends for Life Conference and Expo, International Children with Diabetes Conference, Orlando, FL, June 29–July 4, 2010.

RUSSELL, S. J., EL-KHATIB, F. H., NATHAN, D. M., SUTHERLIN, R. G. & DAMIANO, E. R. (2010) Bi-hormonal closed-loop blood glucose control for type 1 diabetes. 70th Scientific Sessions of the American Diabetes Association, Orlando, FL, June 25–29, 2010.

DAMIANO*, E. R. (2010) On the road to an artificial endocrine pancreas. First Annual Translational Research Symposium, Sponsored by: Boston University Clinical and Translational Science Institute (CTSI), Boston, MA, April 1, 2010.

DAMIANO*, E. R. (2009) Model predictive closed-loop control with insulin and glucagon. 45th Annual Meeting of the European Association for the Study of Diabetes, Vienna, Austria, September 29–October 2, 2009.

DAMIANO*, E. R. (2009) Closing in on closed-loop control. Friends for Life Conference and Expo, National Children with Diabetes Conference, Orlando, FL, July 7–12, 2009.

RUSSELL, S. J., EL-KHATIB, F. H., NATHAN, D. M., SUTHERLIN, R. G. & DAMIANO, E. R. (2009) A clinical feasibility trial of bi-hormonal closed-loop blood glucose control for type 1 diabetes. 69th Scientific Sessions of the American Diabetes Association, New Orleans, LA, June 5–9, 2009.

EL-KHATIB, F. H., JIANG, J. & DAMIANO, E. R. (2009) Automated blood-glucose regulation in diabetic swine using bi-hormonal and insulin-only closed-loop control systems. 69th Scientific Sessions of the American Diabetes Association, New Orleans, LA, June 5–9, 2009.

EL-KHATIB, F. H., JIANG, J., NATHAN, D. M., RUSSELL, S. J. & DAMIANO*, E. R. (2008) Closed-loop blood-glucose control using dual subcutaneous infusion of insulin and glucagon in ambulatory diabetic pigs. Eighth Annual Diabetes Technology Meeting, Bethesda, MD, November 13–15, 2008.

POTTER, D. R., JIANG, J. & DAMIANO, E. R. (2008) The recovery time course of the endothelial glycocalyx after enzymatic and cytokine degradation. Proceedings of the 2008 BMES Annual Fall Meeting, St. Louis, MO, October 2–4, 2008.

SAVERY, M. D., JIANG, J. & DAMIANO, E. R. (2008) A vasoprotective role for free-radical scavenger therapies in chronically hyperglycemic NOD mice. Proceedings of the 2008 BMES Annual Fall Meeting, St. Louis, MO, October 2–4, 2008.

DAMIANO*, E. R. (2008) Closing in on closed-loop control. Friends for Life Conference and Expo, National Children with Diabetes Conference, Orlando, FL, July 23–27, 2008.

POTTER, D. R., JIANG, J. & DAMIANO*, E. R. (2008) Restoration of the hydrodynamically relevant endothelial glycocalyx after enzymatic-, cytokine-, and free-radical-mediated degradation in vivo. 13th International Congress of Biorheology and 6th International Conference on Clinical Hemorheology, Penn State University, State College, PA, July 9–13, 2008.

EL-KHATIB, F. H., JIANG, J. & DAMIANO, E. R. (2008) Closed-loop blood-glucose control using dual subcutaneous infusion of insulin and glucagon in ambulatory diabetic pigs. 68th Scientific Sessions of the American Diabetes Association, San Francisco, CA, June 6–10, 2008.

SAVERY, M. D., JIANG, J. & DAMIANO, E. R. (2008) Using μ-PIV to assess the role of insulin and free radical scavenger therapies in treating the effects of chronic hyperglycemia on the microvascular glycocalyx of NOD mice. Experimental Biology 2008, San Diego, CA, April 5–April 9, 2008.

POTTER, D. R., JIANG, J. & DAMIANO, E. R. (2008) The recovery time course of the endothelial glycocalyx

after enzymatic and cytokine degradation. Experimental Biology 2008, San Diego, CA, April 5–April 9, 2008.

SAVERY, M. D. & DAMIANO, E. R. (2008) Using μ-PIV to interrogate the endothelial surface layer in arterioles *in vivo*. Experimental Biology 2008, San Diego, CA, April 5–April 9, 2008.

SAVERY, M. D. & DAMIANO*, E. R. (2007) Using μ-PIV to interrogate the endothelial surface layer in arterioles *in vivo*. 41st Asilomar Conference on Signals, Systems and Computers, Pacific Grove, CA, November 4–7, 2007.

EL-KHATIB, F. H., JIANG, J. & DAMIANO, E. R. (2007) Closed-loop blood-glucose control using dual subcutaneous infusion of insulin and glucagon in ambulatory diabetic pigs. Seventh Annual Diabetes Technology Meeting, San Francisco, CA, October 25–27, 2007.

SAVERY, M. D. & DAMIANO, E. R. (2007) Using μ-PIV to interrogate the endothelial surface layer in arterioles *in vivo*. 2007 BMES Fall Annual Meeting, Los Angeles, CA, September 27–29, 2007.

SAVERY, M. D., JIANG, J. & DAMIANO, E. R. (2007) Using μ-PIV to examine the effects of hyperglycemia on the ESL in venules of NOD mice *in vivo*. 2007 BMES Fall Annual Meeting, Los Angeles, CA, September 27–29, 2007.

RICHTER, V., PRIES, A. R., GASSMANN, M. & DAMIANO, E. R. (2007) Microrheology in skeletal muscle vessels upon increased erythropoietin (EPO) levels. 2007 BMES Fall Annual Meeting, Los Angeles, CA, September 27–29, 2007.

YAO, Y., CIESLEWICZ, M., HUANG, H., DAMIANO, E. R. & DEWEY, C. F. (2007) Dynamics of the endothelial glycocalyx layer subjected to unsteady flow. 2007 BMES Fall Annual Meeting, Los Angeles, CA, September 27–29, 2007.

DAMIANO*, E. R. (2007) Closing in on closed-loop control. Friends for Life Conference and Expo, National Children with Diabetes Conference, Orlando, FL, July 11–15, 2007.

EL-KHATIB, F. H., JIANG, J. & DAMIANO, E. R. (2007) Adaptive closed-loop control provides robust blood-glucose regulation using dual subcutaneous insulin and glucagon infusion in ambulatory diabetic swine. 67th Scientific Sessions of the American Diabetes Association, Chicago, IL, June 22–26, 2007.

POTTER, D. R. & DAMIANO, E. R. (2007) Using micro-particle image velocimetry to interrogate the endothelial-cell glycocalyx *in vitro* after hyaluronin and hyaluronidase treatments. Experimental Biology 2007, Washington, DC, April 28–May 2, 2007.

ROY, B. C., TRONGNETRPUNYA, A., JIANG, J. & DAMIANO, E. R. (2007) Microhemoviscometric analysis of blood flow in glass tubes. Experimental Biology 2007, Washington, DC, April 28–May 2, 2007.

SAVERY, M. D. & DAMIANO, E. R. (2007) Using fluorescent micro-particle image velocimetry to interrogate the endothelial surface layer in arterioles , *in vivo*. Experimental Biology 2007, Washington, DC, April 28–May 2, 2007.

SAVERY, M. D., JIANG, J. & DAMIANO, E. R. (2007) Using fluorescent micro-particle image velocimetry to examine the effects of chronic hyperglycemia on the endothelial surface layer in venules of NOD mice *in vivo*. Experimental Biology 2007, Washington, DC, April 28–May 2, 2007.

EL-KHATIB, F. H., JIANG, J. & DAMIANO*, E. R. (2006) Closed-loop blood-glucose control using dual subcutaneous insulin and glucagon infusion *in vivo*. Sixth Annual Diabetes Technology Meeting, Atlanta, GA, November 2–4, 2006.

EL-KHATIB, F. H., JIANG, J., GERRITY, R. G. & DAMIANO, E. R. (2006) Pharmacodynamics and stability of subcutaneously infused glucagon in a type 1 diabetic swine model *in vivo*. Fifth Annual Diabetes Technology Meeting, Atlanta, GA, November 2–4, 2006.

POTTER, D. R., TIEN, J. & DAMIANO*, E. R. (2006) Using near-wall microfluidics and micro-PIV to interrogate the glycocalyx on HUVECs *in vitro*. 2006 BMES Fall Annual Meeting, Chicago, IL, October 11–14, 2006.

EL-KHATIB, F. H., JIANG, J. & DAMIANO, E. R. (2006) Closed-loop blood-glucose control using dual subcutaneous insulin and glucagon infusion *in vivo*. 2006 BMES Fall Annual Meeting, Chicago, IL, October 11–14, 2006.

POTTER, D. R., TIEN, J. & DAMIANO*, E. R. (2006) Using fluorescent micro-particle image velocimetry to interrogate the surface glycocalyx on cultured endothelial cells in collagen microchannels. 5th World Congress of Biomechanics, Munich, Germany, July 29–August 4, 2006.

EL-KHATIB, F. H., JIANG, J. & DAMIANO, E. R. (2006) Optimized, self-learning, in vivo blood-glucose control using dual subcutaneous infusion in a type 1 diabetic swine model. 66th Scientific Sessions of the American Diabetes Association, Washington, DC, June 9–13, 2006.

EL-KHATIB, F. H., JIANG, J. & DAMIANO, E. R. (2006) Closed-loop blood-glucose control using dual subcutaneous insulin and glucagon infusion *in vivo*. Massachusetts Biotechnology Council Diabetes

Summit Conference, Boston, MA, May 31, 2006.

POTTER, D. R., TIEN, J. & DAMIANO, E. R. (2006) Using fluorescent micro-particle image velocimetry to interrogate the surface glycocalyx on cultured endothelial cells in collagen microchannels. Experimental Biology 2006, San Francisco, CA, April 1–5, 2006, (Abstr).

DAMIANO, E. R., RICHTER, V. & PRIES, A. R. (2005) Microviscometric analysis of venular blood flow in Epo-mice before and after isovolemic hemodilution. 2005 BMES Fall Annual Meeting, (Abstr).

DAMIANO, E. R., POTTER, D. R. & TIEN, J. (2005) Using fluorescent micro-particle image velocimetry to interrogate the surface glycocalyx on cultured endothelial cells in collagen microchannels. Experimental Biology 2005 (Abstr).

LONG, D. S., SMITH, M. L., PRIES, A. R., LEY, K. & DAMIANO, E. R. (2004) Micro-viscometry reveals reduced blood viscosity in microvessels after isovolemic hemodilution. Proceedings of the 2004 BMES Fall Annual Meeting, 6.P5.133, p. 116, Philadelphia, PA, October 13–16, 2004, (Abstr).

DONG, G., SMITH, M. L., LEY, K., DAMIANO, E. R. & ACTON, S. T. (2004) Detection of microspheres in venules for automated particle image velocimetry. The 17th IEEE Symposium on Computer-Based Medical Systems, Bethesda, MD.

LONG, D. S., SMITH, M. L., PRIES, A. R., LEY, K. & DAMIANO, E. R. (2004) Micro-viscometry reveals reduced blood viscosity in microvessels after isovolemic hemodilution. FASEB J., (Abstr).

LONG, D. S., SMITH, M. L., PRIES, A. R., LEY, K. & DAMIANO, E. R. (2003) A micro-viscometric method predicts viscosity and hematocrit profiles in venules using μ-PIV. Proceedings of the 2003 BMES Fall Annual Meeting, 6.P5.133, p. 116, Nashville, TN, October 1–4, 2003 (Abstr).

LONG, D. S., SMITH, M. L., LEY, K., PRIES, A. R. & DAMIANO, E. R. (2003) Microhemofluidics in post-capillary venules determined from fluorescent intravital micro-particle image velocimetry. Proceedings of the 2003 Bioengineering Conference, pp. 799–800, Key Biscayne, FL, June 25–29, 2003 (Abstr).

SMITH, M. L., LONG, D. S., DAMIANO, E. R. & LEY, K. (2003) High-resolution near-wall fluorescent micro-particle image velocimetry reveals the presence of a hemodynamically relevant endothelial surface layer in microvessels in vivo. Proceedings of the 2003 Bioengineering Conference, pp. 383–384, Key Biscayne, FL, June 25–29, 2003 (Abstr).

VINK, H., STACE, T. M. & DAMIANO, E. R. (2003) High-resolution three-dimensional intravital fluorescence microscopy reveals partial exclusion of polyanionic plasma tracers near the capillary wall and predicts glycocalyx fixed-charge density. Proceedings of the 2003 Bioengineering Conference, pp. 387–388, Key Biscayne, FL, June 25–29, 2003 (Abstr).

LONG, D. S., SMITH, M. L., LEY, K., PRIES, A. R. & DAMIANO, E. R. (2003) Estimation of cross-sectional viscosity and hematocrit profiles and other rheological parameters in smooth glass tubes using fluorescent micro-particle image velocimetry. FASEB J., 17, A129–A130 (Abstr).

LONG, D. S., SMITH, M. L., LEY, K. & DAMIANO, E. R. (2003) Estimation of cross-sectional viscosity and hematocrit profiles and other rheological parameters in venules using intravital fluorescent micro-particle image velocimetry. FASEB J., 17, A129 (Abstr).

SMITH, M. L., LONG, D. S., DAMIANO, E. R. & LEY, K. (2003) High-resolution near-wall fluorescent micro-particle image velocimetry reveals the presence of a hemodynamically relevant endothelial surface layer in microvessels in vivo. FASEB J., 17, A130 (Abstr).

VINK, H., STACE, T. M. & DAMIANO, E. R. (2003) High resolution 3D intravital fluorescence microscopy reveals partial exclusion of anionic tracers within a 1 micron thick capillary endothelial cell glycocalyx. FASEB J., 17, A70 (Abstr).

LONG, D. S., SMITH, M. L., LEY, K. & DAMIANO, E. R. (2002) Theoretical and experimental investigations into the motion of neutrally buoyant microspheres in the plasma-rich layer of venules. FASEB J., 16, A518 (Abstr).

LONG, D. S., SMITH, M. L., LEY, K. & DAMIANO, E. R. (2002) A semi-empirical approach to determining the cross-sectional viscosity distribution and other rheological parameters in vivo. FASEB J., 16, A519 (Abstr).

SMITH, M. L., LONG, D. S., DAMIANO, E. R. & LEY, K. (2002) Evidence for an endothelial-cell glycocalyx layer from high-resolution velocity profiles measured in venules in vivo. FASEB J., 16, A518 (Abstr).

VINK, H., STACE, T. M. & DAMIANO, E. R. (2002) Partial exclusion of polyanionic dextran- and ficoll-sulfate tracers near the capillary wall predicts endothelial-cell glycocalyx fixed-charge density in vivo. FASEB J., 16, A511 (Abstr).

EL-KHATIB, F. H. & DAMIANO, E. R. (2001) A numerical study of a non-Newtonian model for blood under pulsatile flow in a cylindrical tube. Ann. Biomed. Eng., 29, Supp. 1, S-78 (Abstr).

LONG, D. S., SMITH, M. L., LEY, K. & DAMIANO, E. R. (2001) Flow of microspheres in the plasma layer

of venules: Theory versus experiment. *Ann. Biomed. Eng.*, **29**, Supp. 1, S-27 (Abstr).

SMITH, M. L., LONG, D. S., DAMIANO, E. R. & LEY, K. (2001) Experimental and theoretical analysis of shear rate and apparent viscosity of blood flow in venules. *Ann. Biomed. Eng.*, **29**, Supp. 1, S-73.5 (Abstr).

VINK, H., SPAAN, J. A. E., STACE, T. M. & DAMIANO, E. R. (2001) Analysis of the charge-mediated exclusion of polyanionic plasma tracers by the capillary glycocalyx. *Ann. Biomed. Eng.*, **29**, Supp. 1, S-73.5 (Abstr).

VINK, H., DAMIANO, E. R. & SPAAN, J. A. E. (2001) Spatial analysis of the distribution of charged plasma tracers across the capillary glycocalyx. 7th World Congress for Microcirculation, Sydney, Australia (Abstr).

DAMIANO, E. R., STACE, T. M. & VINK, H. (2001) Theoretical and experimental investigations of the fixed-charge density of the capillary glycocalyx. *FASEB J.*, **15**, A42 (Abstr).

DAMIANO*, E. R. & STACE, T. M. (2000) Mechanics of the capillary glycocalyx and its influence on electrophoretic molecular mobility: A mechano-electrochemical model. *Ann. Biomed. Eng.*, **28**, Supp. 1, S-71 (Abstr).

STACE, T. M. & DAMIANO, E. R. (2000) On the electrochemical diffusion of charged molecules through the capillary glycocalyx. *FASEB J.*, **14**, A27 (Abstr).

DAMIANO, E. R. & STACE, T. M. (2000) A model of the mechano-electrochemical dynamics of the capillary glycocalyx. *FASEB J.*, **14**, A7 (Abstr).

STACE, T. M. & DAMIANO*, E. R. (1999) On the electrochemical diffusion of charged molecules through the capillary glycocalyx. EMBEC '99.

STACE, T. M., PUSHKIN, D. O. & DAMIANO, E. R. (1999) A model of the electrochemical equilibrium configuration of the capillary glycocalyx. 1999 BMES/EMBS Fall Annual Meeting. *Ann. Biomed. Eng.*, **27**, Supp. 1 (Abstr).

STACE, T. M. & DAMIANO, E. R. (1999) A mechano-electro-chemical model of flow, deformation, and molecular diffusion in the capillary glycocalyx. *FASEB J.*, **13**, (Abstr).

DAMIANO*, E. R. (1998) A tertiary mixture model of blood flow in glycocalyx-lined microvessels. 1998 BMES Fall Annual Meeting. *Ann. Biomed. Eng.*, **26**, Supp. 1, S-29 (Abstr).

DAMIANO, E. R. (1998) Blood flow in microvessels lined with a poroelastic wall layer. In *Poromechanics.* (eds. J.-F. Thimus, Y. Abousleiman, A.H.-D. Cheng, O. Coussy & E. Detournay) pp. 403–408, Balkema.

DAMIANO*, E. R. (1998) A mathematical theory of blood flow in microvessels lined with an endothelial-cell glycocalyx. In *Proceedings of the 20th European Conference on Microcirculation.* (eds. P.H. Carpentier, E. Vicaut & J-L. Guilmot) pp. 157–164, Monduzzi Editore.

DAMIANO, E. R. & PRICE, R. J. (1998) A semi-empirical model of blood flow in glycocalyx-lined microvessels. *FASEB J.*, **12**, A10 (Abstr).

DAMIANO, E. R. (1997) An axisymmetric model of red blood cell motion through capillaries lined with a glycocalyx. 1997 BMES Fall Annual Meeting. *Ann. Biomed. Eng.*, **25**, Supp. 1, S-39 (Abstr).

DAMIANO, E. R. (1997) A biphasic model of the cupula and the response dynamics of the vestibular semicircular canal. 1997 BMES Fall Annual Meeting. *Ann. Biomed. Eng.*, **25**, Supp. 1, S-58 (Abstr).

DAMIANO, E. R. (1997) A two-dimensional model of red-cell motion between parallel plates coated with biphasic macromolecular surface layers. *Proceedings of the 1997 Bioengineering Conference*, ASME BED-Vol. **35**, 541–542.

DAMIANO, E. R. (1997) A biphasic model of the cupula and the low-frequency mechanics of the vestibular semicircular canal. *Proceedings of the 1997 Bioengineering Conference*, ASME BED-Vol. **35**, 61–62.

DAMIANO, E. R. (1997) A two-dimensional mathematical model of red-cell motion between parallel plates lined with macromolecular surface layers. Vascular Biology '97, *Microcirculation*, **4**, 165 (Abstr).

DAMIANO, E. R., DULING, B. R., LEY, K. & SKALAK, T. C. (1996) Fluid–structure interactions of the endothelial-cell glycocalyx, blood cells, and plasma in the microcirculation. 1996 Euromech 344, *Fluid–structure interactions in Biomechanics*, London, UK (Abstr).

DAMIANO, E. R., DULING, B. R., LEY, K. & SKALAK, T. C. (1995) Fluid–structure interactions of the endothelial-cell glycocalyx and blood in the microcirculation. *Ann. Biomed. Eng.*, **23**, Supp. 1, S-22 (Abstr).

RABBITT, R. D. & DAMIANO, E. R. (1995) Fluid–structure interaction in the ampullary region of the vestibular semicircular canal. *Proceedings of the 1995 Bioengineering Conference*, ASME BED-Vol. **29**, 317–318.

DAMIANO, E. R., DULING, B. R. & SKALAK, T. C. (1995) A continuum model of the interaction between the endothelial-cell glycocalyx and blood: Implications for microcirculatory rheology. 42nd Annual

Meeting, Microcirculatory Society. Atlanta, Georgia.

WESTHEIDER, J., TÖZEREN, A., DAMIANO, E. R. & LEY, K. (1995) Adhesion (fracture) energy density of rolling leukocytes. 42nd Annual Meeting, Microcirculatory Society. *Microcirculation*, **2**, 106 (Abstr).

RABBITT, R. D., BOYLE, R., HIGHSTEIN, S. M. & DAMIANO, E. R. (1994) Macromechanical endolymph pressure and flow describe responses to step mechanical indentation of the fish vestibular labyrinth. 24th Annual Meeting, *Soc. for Neuroscience*, Miami Beach, Florida.

DAMIANO, E. R. & RABBITT, R. D. (1994) Mechanics of motion transduction by the semicircular canals. *Second World Congress of Biomechanics*, Amsterdam, The Netherlands.

RABBITT, R. D., DAMIANO, E. R., HIGHSTEIN, S. M., BOYLE, R. & STEINACKER, A. (1994) Theory of the origins of the vestibular semicircular canal dynamics in the toadfish, *Opsanus tau*. Midwinter Meeting, *Assoc. for Res. in Otolaryngology*, St. Petersburg, Florida.

RABBITT, R. D. & DAMIANO, E. R. (1990) Macromechanics of the endolymphatic semicircular canal. *First World Congress of Biomechanics*, La Jolla, California.

LAY PRESS COVERAGE (selected stories) —

CNN. Feature story: "Two dads tackle their own kids' diabetes." August 10, 2015.

TEDx. "The bionic pancreas." https://www.youtube.com/watch?v=bZXmfTxd79Q, June 12, 2015.

TIME MAGAZINE. Feature story: "The next best thing to a cure for diabetes." January 29, 2015 online, February 9, 2015 newsstand issue.

TIME MAGAZINE. Featured in TIME "bookazine" entitled *100 New Scientific Discoveries*: "A new day for diabetics." January 2015 newsstand issue.

DISCOVER MAGAZINE. Ranked #28 in *The Year in Science, Top 100 Stories of 2014*: "#28 Bionic blood sugar control" January-February 2015 newsstand issue.

YAHOO NEWS, KATIE COURIC WORLD 3.0. Feature story: "Bionic pancreas: A father's mission to fight type 1 diabetes." September 2014.

WIRED. Featured in a story entitled: "When the biomedical industry can't prioritize diseases, private money can save lives?" September 19, 2014.

ATHENIUM. Feature story: "What is the outlook for the diabetes drug treatment over the 1-3 years?" September 2014.

THE WASHINGTON TIMES. Feature story: "Amesbury brothers try out bionic pancreas." September 14, 2014.

THE BALTIMORE SUN. Feature story: "Kids with type 1 diabetes get a taste of normal life with bionic pancreas." September 12, 2014.

BBC NEWS. Feature story: "Bionic pancreas: A new dawn for diabetics?" August 31, 2014.

CBS NEWS. Feature story: "Bionic pancreas tested in diabetic kids at a summer camp." August 13, 2014.

CBS NEWS. Feature story: "Diabetic north Texas 6-year-old tests bionic pancreas." August 12, 2014.

ASME. Feature story: "Managing diabetes with the wearable pancreas." August 2014.

BUSINESS INSIDER. Feature story: "This scientist is creating the perfect pancreas to treat his son's diabetes." August 20, 2014.

NIH DIRECTOR'S BLOG, BY DR. FRANCIS COLLINS. Feature story: "Bionic pancreas for type 1 diabetes." June 24, 2014.

NPR. Feature story: "Father devises a bionic pancreas to help son with diabetes." June 16, 2014.

THE NEW YORK TIMES. Feature story: "Artificial pancreas shows promise in diabetes test." June 16, 2014.

TIME MAGAZINE. Feature story: "Here is the deal with the bionic pancreas." June 16, 2014.

THE WALL STREET JOURNAL. Feature story: "Advances made in regulating type 1 diabetes." June 16, 2014.

THE BOSTON GLOBE. Feature story: "Artificial pancreas offers hope to diabetes patients. Hub researchers show findings." June 16, 2014.

ABC NEWS. Feature story: "Dad develops bionic pancreas to help diabetic son." June 16, 2014.

NBC NEWS. Feature story: "Bionic pancreas astonishes diabetes researchers." June 16, 2014.

CBS NEWS. Feature story: "Bionic pancreas shows promise for diabetes management." June 16, 2014.

USA TODAY. Feature story: "Bionic pancreas helped manage blood sugar in type 1 diabetics." June 16, 2014.

WEBMD. Feature story: "Bionic pancreas shows promise for type 1 diabetes. Device removes guesswork from insulin therapy, reduces low blood sugar episodes, study finds." June 16, 2014.

BLOOMBERG. Feature story: "Diabetics get freedom in bionic pancreas real-world trial." June 16, 2014.

BLOOMBERG. Feature story: "Freedom for diabetics as bionic pancreas passes testing." June 16, 2014.

SCIENCE DAILY. Feature story: "Bionic pancreas controls blood sugar levels in adults, adolescents with type 1 diabetes." June 16, 2014.

NATURE WORLD NEWS. Feature story: "Bionic pancreas can help type-1 diabetes patients to control blood sugar levels." June 16, 2014.

THE ASSOCIATED PRESS. Feature story: "Progress made on a bionic pancreas for diabetics." June 16, 2014.

HEALTH DAY. Feature story: "Bionic pancreas improves blood sugar control for people with type 1 diabetes." June 16, 2014.

YAHOO HEALTH. Feature story: "Bionic pancreas keeps blood sugar in check." June 16, 2014.

MEDICAL XPRESS. Feature story: "Bionic pancreas controls blood sugar levels in adults, adolescents with type 1 diabetes." June 16, 2014.

NEW SCIENTIST. Feature story: "Bionic pancreas frees people from shackles of diabetes." June 16, 2014.

EUREKALERT. Feature story: "Bionic pancreas outperforms insulin pump in adults, youth." June 16, 2014.

THE WASHINGTON POST. Feature story: "iPhone-controlled bionic pancreas may free Type 1 diabetics from the insulin pump." June 16, 2014.

WIRED. Feature story: "A bionic pancreas could liberate diabetes sufferers." June 16, 2014.

TECH TIMES. Feature story: "Bionic pancreas will be lifesaver for people with Type 1 diabetes." June 16, 2014.

SCIENCE NEWS. Feature story: "Bionic pancreas shows promise in diabetes test." June 16, 2014.

HEALTHLINE. Feature story: "Bionic pancreas keeps blood sugar in check for adults and adolescents with type 1 diabetes." June 16, 2014.

FOX NEWS. Feature story: "Researchers developing bionic pancreas for diabetics." June 16, 2014.

DIABETES FORECAST. Cover story: "The artificial pancreas aces new tests." March 2014.

MS NEWS. Feature story: "New technology for diabetic patients displayed at diabetes super conference." March 2014.

USA TODAY. Featured story: "Bionic pancreas could help fight diabetes." February 2, 2014.

GLU. Featured in a series of stories chronicling Bill Woods's day-to-day experience in our clinical study testing our bionic endocrine pancreas in the outpatient setting. September 2013.

HUFFINGTON POST. Feature story: "Turning diabetes over to the bionic pancreas." April 23, 2013.

GLU. Featured in a series of stories chronicling Anna Floreen's day-to-day experience in our clinical study testing our bionic endocrine pancreas in the outpatient setting. April 2–9, 2013. *Followed online by over 100,000 people.*

NATURE. Feature story: "Medical devices: Managed by machine." May 17, 2012.

CBS. Featured in a daytime television segment on *The Doctors*. May 2, 2012.

CNN. Feature story: "Artificial pancreas gives girl vacation from diabetes." March 4, 2012.

DIABETES DISCOURSE. Featured on ReachMD XM Radio. January 2011.

MASS GENERAL MAGAZINE. Feature story: "Conquering diabetes with sweet success: An artificial pancreas system, currently in the first phase of clinical trials at Mass General, holds tremendous promise." December 2010.

LA TIMES. Feature story: "A graduation gift from dad." November 2010.

BBC. Featured on radio broadcast. May 2010.

THE AUSTRALIAN. Feature story: "His little piggies may save lives." May 1, 2010.

THE BOSTON GLOBE. Feature story: "The blood sugar battle: Prototype of artificial pancreas holds promise for better management of type 1 diabetes." May 3, 2010.

SCIENCE DAILY. Feature story: "Novel artificial pancreas successfully controls blood sugar more than 24 hours." May 10, 2010.

THE BOSTON GLOBE. Feature story: "'Artificial pancreas' shows promise in Boston experiments." April 22, 2010.

NBC TELEVISION NIGHTLY NEWS. Featured on nightly news broadcasts on NBC affiliates across the nation. April 14–15, 2010.

LA TIMES. Feature story: "Research offers promise for diabetics." April 15, 2010.

REUTERS. Feature story: "Artificial pancreas works in 11 patients-study." April 14, 2010.

CBS NEWS RADIO. Featured on radio broadcast. April 14, 2010.

VOICE OF AMERICA. Feature story: "Experimental artificial pancreas controls blood sugar in diabetics." April 14, 2010.

SCIENCE NEWS. Feature story: "Insulin pump and computer mated to regulate blood sugar." April 14, 2010.

THE MINT. Feature story: "Artificial pancreas to monitor, control blood sugar levels." April 14, 2010.

SÜDWESTRUNDFUNK. Featured on radio broadcast entitled "Kommt die künstliche Bauchspeicheldrüse (Ar-

tificial Pancreas)?" on SWR German Public Radio. April 14, 2010.

AMERICAN PUBLIC MEDIA. Featured on a re-aired radio broadcast entitled "Caring Parents"' on *The Story, Hosted by Dick Gordon.* Originally aired January 7, 2009 and re-aired April 19, 2010.

USA TODAY. Feature story: "Artificial pancreas would dial up diabetes control." November 3, 2008.